Exhibit 99.1

MDJM LTD Announces Receipt of Nasdaq Suspension Determination and Plans to Request a Hearing before an Independent Nasdaq Hearings Panel

LETHAM, Scotland, March 19, 2026 /PRNewswire/ -- MDJM LTD (Nasdaq: UOKA) (the “Company”), an integrated global culture innovation company, today announced that the Company received a staff determination letter (the “Letter”), on March 13, 2026, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that, as the Company’s securities had a closing bid price of $0.10 or less for 10 consecutive business days, its securities would be suspended effective with the open of trading on March 20, 2026. Because the Company effected a 1 for 25 reverse stock split on May 20, 2025,the Company is also subject to the provisions set forth in Nasdaq Listing Rule 5810(c)(3)(A)(iii) and Rule 5810(c)(3)(A)(iv). In addition, following the Nasdaq Listing Qualifications Panel’s decision dated November 19, 2025, the Company is subject to a Discretionary Panel Monitor under Nasdaq Listing Rule 5815(d)(4)(A) for a period of one year.

The Company intends to timely request a hearing before an independent Hearings Panel (the “Panel”). Notwithstanding, given that the Company traded below $0.10 for 10 consecutive business days, the hearing request will not stay the suspension of the Company’s securities. During the pendency of the hearing, the Company expects that its securities will be eligible to be traded on the OTC Markets under the same ticker symbol “UOKA.” There can be no assurance that the Panel will grant the Company’s request for continued listing or otherwise provide relief from the suspension determination, and the ultimate outcome of the hearing process remains uncertain.

The Company is currently considering all options available to regain compliance with Nasdaq’s listing requirements and return to good standing on Nasdaq, including a reverse stock split, which became effective on March 16, 2026, and will provide its shareholders with any material updates when they are available.

About MDJM LTD

MDJM LTD is a global culture innovation company focused on cultural IP development, animation production, international licensing, and cultural venue operations. The Company has been expanding its operations in the UK, where it is developing projects such as Fernie Castle in Scotland and the Robin Hill Property in England. These properties are being remodeled into multi-functional cultural venues that will feature fine dining, hospitality services, art exhibitions, and cultural exchange events. As part of its broader strategy, the Company is collaborating with select European animation studios to develop animated short films that blend Eastern themes with Western artistry. The Company aims to integrate Eastern philosophy with international artistic practices, creating a global cultural ecosystem built on storytelling and immersive experience. This initiative reflects the Company's commitment to furthering its global market expansion and enhancing its cultural business footprint. For more information regarding the Company, please visit https://www.ir-uoka.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's annual report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission.

Investor Contact

Sherry Zheng
WAVECREST GROUP INC.
Phone: +1 718-213-7386
Email: sherry@wavecrestipo.com